Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

October 10, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Strategic Income Fund, Inc. – File No. 811-04980
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of the TCW Strategic Income Fund, Inc. (the “Registrant”), we hereby respond to the oral comments provided on October 1, 2012 by Mr. Larry L. Greene of the Commission’s staff with respect to the Registrant’s preliminary proxy statement filed with the Commission on September 26, 2012. Changes to the Registrant’s disclosure in response to those comments will be reflected in the Registrant’s definitive proxy statement filed on or about the date of this correspondence.

Those comments are repeated below and are organized in the same fashion as presented by Mr. Greene.

1.	Comment: Please consider whether to add disclosure about whether any Rule 12b-1 related agreements would terminate and need to be re-approved as a result of the Transaction.

Response: This comment is not applicable to the Registrant; it relates only to its affiliated open-end funds, the TCW Funds.

2.	Comment: Please confirm supplementally whether any shareholder services (such as redemption rights, minimum investments, etc.) would change as a result of the Transaction. If any such changes are planned, please add disclosure describing those changes.

Response: Comment accepted. The Registrant is not planning and does not expect any changes in shareholder services as a result of the Transaction. No related disclosure is, therefore, needed.

3.	Comment: On page 2, under “Quorum and Adjournment/Required Vote,” please disclose whether broker non-votes and abstentions will be treated as votes for adjournment.

Securities and Exchange Commission

October 10, 2012

Response: Comment accepted. Disclosure has been added to state that broker non-votes and abstentions will be disregarded in determining whether to adjourn the meeting.

4.	Comment: On page 3, under “The Change of Control” where Carlyle’s investment management services are described, the term “collateralized loan obligations” seems misplaced because it is a type of security included within a list of types of entities.

Response: Comment accepted. That term has been changed to “collateralized loan obligation issuers” to be grammatically consistent with the existing list of entities.

5.	Comment: In that same section, please disclose any conflicts of interest that would exist to the extent that Caryle has an affiliated broker-dealer.

Response: Comment accepted. Disclosure has been added to state that no conflict of interest would exist as a result of the limited purpose broker-dealer that would become affiliated as a result of the Transaction.

6.	Comment: On page 6, under “Management Fees and Other Expenses,” please disclose the total of any fees or expenses previously waived that are subject to recoupment, as well as the period under which those fees may be recouped.

Response: Comment accepted. Disclosure has been added as requested.

7.	Comment: On page 6, under “Comparison of the Current Agreement and the New Agreement,” please revise the disclosure to state that the New Agreement would be effective for two years from its execution date rather than effective date.

Response: Comment accepted. The disclosure has been revised as requested.

8.	Comment: On page 7, under “Continuation of the Current Agreement,” please consider adding the dates of the Adviser’s prior responses (before the September 24 meeting) to the information requests from the Independent Directors.

Response: Comment accepted. That information has been added.

9.	Comment: On page 11, in the paragraph under “Section 15(f),” please remove the words “it is expected that” in the last sentence when referring who would bear expenses if the Transaction is not consummated. Please also conform the same sentence lower on that page under “Expenses.”

Response: Comment accepted. The disclosure has been revised as requested.

10.	Comment: On page 12, under “Vote Required and Recommendation,” please do not use all capitalized text in the bolded disclosure.

Response: Comment accepted. The disclosure has been revised as requested.

11.

Comment: In the form of proxy card, please use boldface font at the beginning where it is stated that the proxy card is solicited on behalf of the Board. Please also use boldface font on the other statements discussed including the text beginning “THESE VOTING INSTRUCTIONS . . . .” and “IN ORDER TO AVOID THE DELAY . . . .” but use upper and lower case text in that latter notice.

Securities and Exchange Commission

October 10, 2012

Response: The text and format of the proxy card has been substantially revised in consultation with the Registrant’s proxy solicitor. The Registrant has attempted to reflect the substance of this comment in making the revisions.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:    TCW